Filed pursuant to Rule 433

Registration No. 333-203971

Relating to the

Preliminary Prospectus Supplement

dated August 15, 2017

(To Prospectus dated May 7, 2015)

PRICING TERM SHEET

Dated August 15, 2017

Apollo Commercial Real Estate Finance, Inc.

Offering of

$200,000,000 aggregate principal amount of

4.75% Convertible Senior Notes due 2022

The information in this pricing term sheet supplements Apollo Commercial Real Estate Finance, Inc.’s preliminary prospectus supplement, dated August 15, 2017 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. Unless the context requires otherwise, references in this pricing term sheet to the “Company,” “we,” “our” and “us” refer only to Apollo Commercial Real Estate Finance, Inc. and not to its subsidiaries.

Issuer	Apollo Commercial Real Estate Finance, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock	ARI / The New York Stock Exchange (“NYSE”).

Trade Date	August 16, 2017.

Settlement Date	August 21, 2017.

Securities Offered	4.75% Convertible Senior Notes due 2022 (the “Notes”).

Aggregate Principal Amount Offered	$200,000,000 aggregate principal amount of Notes (or $230,000,000, if the underwriters fully exercise their option to purchase additional Notes).

Issue Price	99% of principal amount, plus accrued interest, if any, from the Settlement Date.

Maturity	August 23, 2022, unless earlier repurchased, redeemed or converted.

Interest Rate	4.75% per annum.

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2018. However, the final Interest Payment Date will occur on August 23, 2022, and no Interest Payment Date will occur on August 15, 2022.

Record Dates	February 1 and August 1.

Price to Underwriters	97.75%.

NYSE Last Reported Sale Price of the Issuer’s Common Stock on August 15, 2017	$18.10 per share.

Conversion Premium	Approximately 10% above the NYSE Last Reported Sale Price of the Issuer’s Common Stock on August 15, 2017.

Initial Conversion Price	Approximately $19.91 per share.

Initial Conversion Rate	50.2260 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Net Proceeds after Expenses	$195.2 million (or $224.6 million, if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discount and the Issuer’s estimated offering expenses.

Use of Proceeds	The Issuer intends to use all or a portion of the net proceeds from the offering to acquire or originate its target assets, which include commercial first mortgage loans, subordinate financings, CMBS and other commercial real estate-related debt investments, and for working capital and other general corporate purposes. Pending such uses, the Issuer may use a portion of the net proceeds from the offering to temporarily reduce borrowings under its repurchase agreements (excluding repurchase agreements secured by its CMBS portfolio). An affiliate of J.P. Morgan Securities LLC, an underwriter in this offering, is the lender under the Issuer’s master repurchase agreement with JPMorgan Chase Bank, N.A. (the “JP Morgan Facility”). As such, an affiliate of J.P. Morgan Securities LLC may receive a portion of the net proceeds of this offering, to the extent the JP Morgan Facility is repaid. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers	Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers	Deutsche Bank Securities Inc.
JMP Securities LLC
Keefe, Bruyette & Woods
A Stifel Company

Listing	The Notes will not be listed on any securities exchange.

CUSIP Number	03762U AB1.

ISIN Number	US03762UAB17.

Repurchase at the Option of Holders upon a Fundamental Change	Following a “fundamental change” (as defined in the Preliminary Prospectus Supplement), subject to certain conditions, holders may require the Issuer to repurchase for cash all or part of their Notes at a repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

Redemption of Notes to Preserve REIT Status	The Issuer may not redeem the Notes prior to their maturity, except to the extent, and only to the extent, necessary to preserve its status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. If the Issuer determines that redeeming the Notes is necessary to preserve its status as a REIT, then it may redeem all or part of the Notes at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change	The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$18.10	$18.40	$18.70	$19.00	$19.30	$19.60	$19.91	$20.20	$20.50	$20.80	$21.10
August 21, 2017	5.0226	4.2908	3.6016	2.9574	2.3606	1.8138	1.3054	0.8866	0.5185	0.2293	0.0403
August 23, 2018	5.0226	4.2016	3.4947	2.8353	2.2269	1.6740	1.1662	0.7559	0.4059	0.1462	0.0000
August 23, 2019	5.0226	4.0864	3.3620	2.6884	2.0710	1.5143	1.0100	0.6119	0.2873	0.0721	0.0000
August 23, 2020	5.0226	3.9446	3.2000	2.5121	1.8870	1.3311	0.8373	0.4589	0.1678	0.0014	0.0000
August 23, 2021	5.0226	3.6891	2.9091	2.1989	1.5684	1.0265	0.5701	0.2515	0.0478	0.0000	0.0000
August 23, 2022	5.0226	4.1218	3.2499	2.4056	1.5875	0.7944	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is greater than $21.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•	if the stock price is less than $18.10 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

* * *

Notwithstanding the foregoing, in no event will the conversion rate be increased pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate Upon Conversion Upon a Make-whole Fundamental Change” to exceed 55.2486 shares of common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

The Issuer has filed a registration statement (including a prospectus), and the Preliminary Prospectus Supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, Telephone: (866) 718-1649; BofA Merrill Lynch, 222 Broadway, New York, New York 10038, Attention: Prospectus Department, Telephone (800) 294-1322, Email: dg.prospectus_requests@baml.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (800) 831-9146, Email: batprospectusdept@citi.com; or J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204.

You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and in the related registration statement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

Neither this pricing term sheet nor the Preliminary Prospectus Supplement nor the related registration statement constitutes an offer to sell or a solicitation of an offer to buy any Notes in any jurisdiction where it is unlawful to do so, where the person making the offer is not qualified to do so or to any person who cannot legally be offered the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.